Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

March 31, 2009

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	March 31,	December 31,
	2009	2008
	(Unaudited)

ASSETS

Current
Cash and cash equivalents	$41,024,414	$45,212,815
Receivables	763,468	592,443
Receivables - Ivanhoe Mines Ltd.	29,153	30,000
Prepaid expenses	464,386	268,518

Total current assets	42,281,421	46,103,776

Investments (Note 4)	1,292,008	1,329,568

Equipment (Note 5)	641,395	672,124

Total assets	$44,214,824	$48,105,468

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$756,691	$942,238

Loans payable to Ivanhoe Mines Ltd. (Note 7)	316,970	326,183
Commitments (Note 13)
Total liabilities	1,073,661	1,268,421

Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 8)	112,016,505	111,993,990
94,580,898 (December 31, 2008 - 94,560,898) issued and outstanding
Additional paid-in capital	15,073,996	13,772,775
Accumulated other comprehensive income:
Foreign currency cumulative translation adjustment	(8,714,831)	(7,410,930)
Accumulated deficit during the exploration stage	(75,234,507)	(71,518,788)

Total stockholders' equity	43,141,163	46,837,047

Total liabilities and stockholders' equity	$44,214,824	$48,105,468

Nature of operations (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Inception (July 19,1995) March 31, 2009

EXPENSES
Audit and accounting	$23,084	$60,198	$628,619
Consulting fees (Note 8)	39,725	82,667	2,532,306
Depreciation (Note 5)	37,145	53,347	758,107
Write-down of equipment	-	-	123,816
Escrow shares compensation	-	-	1,790,959
Foreign exchange (gain) loss	(14,908)	8,364	24,585
Legal (Note 8)	75,499	117,297	1,951,657
Loss on settlement of debt	-	-	5,252
Management fees (Notes 8 and 9)	1,075,289	62,027	7,639,444
Mineral property interests (Notes 6 and 8)	2,015,597	1,002,330	46,879,220
Office and administration (Note 8)	392,283	432,068	8,068,370
Regulatory and transfer agent fees	76,999	85,961	892,071
Stockholder communications and investor relations (Note 8)	173,047	151,481	4,440,707
Travel	43,639	109,465	1,278,243

Loss from operations	(3,937,399)	(2,165,205)	(77,013,356)
Interest income	221,680	676,182	4,477,975
Loss from equity investee (Note 4)	-	-	(366,595)
Fair value adjustment of asset backed commercial paper (Note 4)	-	(489,623)	(2,332,531)
Net loss	$(3,715,719)	$(1,978,646)	$(75,234,507)

Comprehensive loss:
Net loss	$(3,715,719)	$(1,978,646)	$(75,234,507)
Foreign currency translation adjustment	(1,303,901)	(2,724,857)	(8,714,831)
Comprehensive loss	$(5,019,620)	$(4,703,503)	$(83,949,338)

Basic and diluted loss per share	$(0.04)	$(0.02)

Weighted average number of shares outstanding	94,570,231	93,989,279

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)
(Expressed in United States dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

Balance, December 31, 2006	70,858,093	$47,294,292	$9,281,914	$1,532,753	$(42,955,094)	$15,153,865
Shares issued:
Private placement	14,428,640	43,826,994	-	-	-	43,826,994
Mineral property interests	15,000	33,976	-	-	-	33,976
Exercise of warrants	7,542,408	20,392,043	-	-	-	20,392,043
Exercise of stock options	728,700	926,364	(322,880)	-	-	603,484
Share issue costs	-	(1,981,360)	-	-	-	(1,981,360)
Stock-based compensation	-	-	1,732,839	-	-	1,732,839
Foreign currency translation adjustment	-	-	-	3,539,535	-	3,539,535
Net loss	-	-	-	-	(11,833,416)	(11,833,416)
Balance, December 31, 2007	93,572,841	110,492,309	10,691,873	5,072,288	(54,788,510)	71,467,960
Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issue costs	-	(7,186)	-	-	-	(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	111,993,990	13,772,775	-7,410,930	(71,518,788)	46,837,047
Shares issued:
Mineral property interests	20,000	22,515	-	-	-	22,515
Stock-based compensation	-	-	1,301,221	-	-	1,301,221
Foreign currency translation adjustment	-	-	-	(1,303,901)	-	(1,303,901)
Net loss	-	-	-	-	(3,715,719)	(3,715,719)
Balance, March 31, 2009	94,580,898	$112,016,505	$15,073,996	$(8,714,831)	$(75,234,507)	$43,141,163

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Inception (July 19, 1995) to March 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,715,719)	$(1,978,646)	$(75,234,507)
Items not affecting cash:
Depreciation	37,145	53,347	758,107
Stock-based compensation (Note 8)	1,301,221	49,868	14,774,420
Fair value adjustment of asset backed commercial paper (Note 4)	-	489,623	2,332,531
Write-down of equipment	-	-	123,816
Escrow shares compensation	-	-	2,001,832
Loss on settlement of debt	-	-	5,252
Finder's fee and membership paid in stock	-	-	44,697
Mineral property interest paid in stock and warrants	22,515	20,066	4,052,698
Loss from equity investee (Note 4)	-	-	366,595
Changes in assets and liabilities:
Receivables	(222,865)	(74,460)	(865,816)
Receivables - Ivanhoe Mines Ltd.	-	-	(34,603)
Prepaid expenses	(241,490)	5,987	(526,338)
Accounts payable and accrued liabilities	(188,642)	(80,210)	885,392
Net cash used in operating activities	(3,007,835)	(1,514,425)	(51,315,924)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	-	521,817	109,711,684
Share issue costs	-	(7,186)	(3,545,920)
Loan payable to Ivanhoe Mines Ltd.	-	-	376,230
Net cash provided by financing activities	-	514,631	106,541,994

CASH FLOWS FROM INVESTING ACTIVITIES
Joint Venture - Ivanhoe Mines Ltd.	-	-	(366,595)
Purchase of asset backed commercial paper (Note 4)	-	-	(4,031,122)
Acquisition of equipment	(29,790)	(93,639)	(1,572,568)
Net cash used in investing activities	(29,790)	(93,639)	(5,970,285)

Effect of foreign currency translation on cash and cash equivalents	(1,150,776)	(2,572,816)	(8,231,371)
Change in cash and cash equivalents during the period	(4,188,401)	(3,666,249)	41,024,414
Cash and cash equivalents, beginning of period	45,212,815	67,106,113	-

Cash and cash equivalents, end of period	$41,024,414	$63,439,864	$41,024,414

Cash paid for interest during the period	$-	$-

Cash paid for income taxes during the period	$-	$-

Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

1.           BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2008. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009.

Certain of the comparable figures have been reclassified to conform with the presentation in the current period.

2.           NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

3.           SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2008.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS 160 is effective for fiscal years beginning after December 31, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS 141 is December 15, 2008. The adoption of this standard did not have an impact on our financial position or results of operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

4.           INVESTMENTS

Asset Backed Commercial Paper

At March 31, 2009, the Company owns $4 million of long term asset backed notes that were issued by Master Asset Vehicle II (“MAV2”), a special purpose entity that was created as a result of the restructuring of the Company’s previous investment in Third Party Asset Backed Commercial Paper (“ABCP”).  When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long term asset backed securities (“New Notes”).  The restructuring was completed and the New Notes were issued on January 21, 2009.

The restructuring process pooled of all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”).  The Company’s ABCP contained no Ineligible Assets or Traditional Series.

ABCP relating to the pooled assets was replaced with four classes of asset backed notes named A1, A2, B and C in declining order of seniority.

The Company has estimated the fair value of ABCP at March 31, 2009 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes was calculated based on information provided by the Pan Canadian Investor Committee, Ernst & Young, the Monitor of the restructuring, and Blackrock, the administrator of MAV2.  The table below summarizes the Company’s valuation.

The table below summarizes the Company’s valuation.

	C$ thousands
Restructuring categories	Face value	C$ Fair value estimate*	Expected maturity date
MAV 2 Notes
A1 (rated A)	1,966,529	984,490	12/31/2016
A2 (rated A)	1,630,461	614,952	12/31/2016
B	295,974	24,034	12/31/2016
C	120,401	4,713	12/31/2016
Total original investment	4,013,365	1,628,189
* - the range of fair values estimated by the Company varied between C$1.5 million and C$2.1 million
 - the total United States dollars fair value of the investment at March 31, 2009 is $1,292,008.

The Company’s valuation methodology entails gathering as many facts as possible about the new notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers’ required yield for investing in such notes.  These figures are then used to calculate the present value of the new notes using required yield as the discount factor.  Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

The A1 and A2 notes comprise the major categories of the notes received totalling 90% of the face value of the original investments made and 99% of the fair value estimate of the Company’s holdings. In the case of the A1 and A2 notes, it is estimated that they will pay interest at a rate 0.5% less than the bankers’ acceptance (“BA”) rate and it is estimated that prospective buyers of these notes will require premium yields between 8% and 12.5% over the BA rate.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

4.           INVESTMENTS (cont’d…)

Asset Backed Commercial Paper (cont’d…)

The Class B notes are not expected to pay any current interest until the Class A1 and A2 notes are paid in full, which is not anticipated until December 20, 2016. These notes, which will be subordinate to the Class A1 and A2 notes, will not receive a credit rating and it is expected that Class B notes will initially trade at less than 10% of par value.

The Class C notes also will not pay any current interest and are subordinate to the Class B notes. In light of this subordination, the Class C notes are viewed as highly speculative with regard to ultimate payment of principal at maturity in 2016.  In fact, there have already been two losses since the completion of the restructuring in January 2009.  The Company understands that these losses represent approximately 1% of the total assets in MAV2 and will have a direct impact on the ultimate terminal value of the Class C notes.Accordingly, it is expected that Class C notes will trade at less than 2% of par value.

Based upon a sensitivity analysis of the assumptions used, the expected yield required by a potential investor remains the most significant assumption included in the fair value estimate. Based on this exercise the Company estimated that as at March 31, 2009 the range of potential values was between C$1.5 million and C$2.1 million. There can be no assurance that this estimate will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods.

              The Company has designated the investments as available-for-sale.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines Ltd. (Note 6). At March 31, 2009, the Company’s investment in the joint venture is $Nil. The Company’s share of the loss of the joint venture is $Nil for the three months ended March 31, 2009 (March 31, 2008, $Nil).

5.           EQUIPMENT

	March 31, 2009			December 31, 2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$89,736	$48,845	$40,891	$89,886	$46,819	$43,067
Computer equipment	353,523	175,657	177,866	340,917	167,852	173,065
Field equipment	391,520	142,087	249,433	402,902	133,449	269,453
Buildings	346,099	172,894	173,205	356,160	169,621	186,539
	$1,180,878	$539,483	$641,395	$1,189,865	$517,741	$672,124

6.           MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing. A portion of the Shivee Tolgoi license and the Javhlant licenses are subject to the joint venture with Ivanhoe Mines Ltd.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d…)

Lookout Hill

Each of our exploration licences was granted by the Mineral Resources and Petroleum Authority of Mongolia, issued initially for a three-year term with a right of renewal for two more years, and a further right of renewal for two years, making a total of seven years.  Mongolian Mineral Law was amended in July 2006. Consequently, our licences were extended with final expiry in March and April 2010, unless previously converted to mining licences.

Two of the three licences that comprise Lookout Hill were issued April 3, 2001 and expire in April 2010. The third Lookout Hill licence was issued on March 30, 2001, and expires in March 2010. Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fees in order to maintain the licences in good standing is approximately $280,000.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”). The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Project Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Project Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

As at March 31, 2009, the joint venture expended approximately $1.9 million (December 31, 2008 - $1.9 million) in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2%.

Manlai

The Manlai licence was issued March 9, 2001 and renewed in March, 2006 to March 2008.  Subsequent to December 31, 2007 and pursuant to Mongolian Minerals Law, we extended our licences for final expiry in March 2010, unless converted before this date to a mining licence. The total estimated annual fees in order to maintain the licence in good standing is approximately $10,000.

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warranted further exploration.

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of acceptance of the agreement.  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter return) royalty, half of which may be purchased for $2 million. In August 2007, the Company issued 15,000 shares to Empirical as per the terms of the agreement. In August 2008, a further 20,000 shares were issued to Empirical as per the terms of the agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d…)

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 to Empirical as per the terms of the agreement. In February 2009, a further 20,000 shares were issued to Empirical as per the terms of the agreement.

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.

The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn 78% interest with Zhejiang No. 11 Geological Brigade holding a 22% interest.

Mineral property interest costs incurred are summarized as follows:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Inception (July 19,1995) – March 31, 2009

MONGOLIA
Lookout Hill:
Property payments & claim maintenance	$69,472	$64,207	$10,866,983
Assaying, testing and analysis	(20,703)	9,772	1,632,297
Camp and field supplies	150,622	43,490	4,805,197
Drilling	449,572	-	8,769,672
Geological and geophysical	364,587	115,543	8,190,484
Travel and accommodation	59,860	7,917	1,066,166
Project administration	178,575	79,783	713,808
	1,251,985	320,712	36,044,607
Manlai:
Property payments & claim maintenance	2,607	2,480	45,610
Assaying, testing and analysis	-	-	218,898
Camp and field supplies	3,913	2,378	1,264,451
Drilling	-	-	1,369,785
Geological and geophysical	-	-	1,302,311
Travel and accommodation	-	-	94,890
	6,520	4,858	4,295,945

- continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d…)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Inception (July 19,1995) – March 31, 2009

USA
Lordsburg:
Property payments & claim maintenance	19,099	-	84,814
Assaying, testing and analysis	19,479	-	64,671
Drilling	262,467	-	924,853
Geological and geophysical	133,468	-	445,861
Camp and field supplies	24,977	-	44,824
Travel and accommodation	25,021	-	87,486
	484,511	-	1,652,509
Empirical:
Property payments & claim maintenance	2,400	195,762	445,951
Assaying, testing and analysis	-	16,211	81,976
Camp and field supplies	1,861	35,136	75,278
Geological and geophysical	18,928	176,728	790,626
Travel and accommodation	5,289	48,055	97,574
	28,478	471,892	1,491,405
Bisbee:
Property payments & claim maintenance	22,514	54,844	165,972
Camp and field supplies	7,058	316	8,243
Geological and geophysical	42,867	13,194	90,060
Travel and accommodation	-	606	2,039
	72,439	68,960	266,314

CHINA
Huaixi:
Assaying, testing and analysis	7,639	-	44,394
Camp and field supplies	34,420	-	130,202
Geological and geophysical	52,531	25,702	169,448
Travel and accommodation	3,542	1,411	19,499
Project administration	48,886	59,223	409,800
	147,018	86,336	773,343

OTHER	24,646	49,572	2,355,097

Total Mineral Properties Interests	$2,015,597	$1,002,330	$46,879,220

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

7.           LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 6), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines’ actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

8.           COMMON STOCK

Share issuances

In February 2009, the Company issued 20,000 shares at a fair value of $22,515 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement (Note 6).

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2008, the Company may grant options to acquire up to 12,200,000 common shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with SFAS No. 123R for employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of $Nil in determining the expense recorded in the accompanying Statements of Operations.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)

Balance at December 31, 2008	10,651,800	1.65
Granted	1,780,000	1.31
Expired	(530,000)	1.24
Balance at March 31, 2009	11,901,800	1.61

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

8.           COMMON STOCK (cont'd…)

            Stock options (cont'd…)

The weighted average fair value per stock option granted during the three months ended March 31, 2009 was C$0.88 (March 31, 2008 - C$1.79).  The number of stock options exercisable at March 31, 2009 was 11,735,133.

At March 31, 2009, the following stock options were outstanding:

Number of Shares	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

28,000	2.16		April 5, 2009	28,000	-
30,000	2.57	-	August 24, 2009	30,000	-
100,000	3.10	-	November 1, 2009	100,000	-
1,310,000	1.15	589,500	November 12, 2009	1,310,000	589,500
600,000	1.25	210,000	December 17, 2009	600,000	210,000
400,000	1.28	128,000	January 7, 2010	400,000	128,000
75,000	1.19	30,750	March 3, 2010	75,000	30,750
20,000	2.00	-	April 3, 2010	20,000	-
63,000	1.48	7,560	May 24, 2010	63,000	7,560
2,080,000	1.75	-	June 9, 2010	2,080,000	-
25,000	1.66	-	August 25, 2010	25,000	-
20,000	1.85	-	September 28, 2010	20,000	-
125,000	1.80	-	January 23, 2011	125,000	-
100,000	2.20	-	February 8, 2011	100,000	-
20,000	2.34	-	March 28, 2011	20,000	-
949,300	1.32	265,804	July 10, 2011	949,300	265,804
10,000	1.77	-	December 11, 2011	10,000	-
50,000	1.77	-	January 22, 2012	50,000	-
200,000	2.16	-	April 5, 2012	200,000	-
500,000	2.06	-	May 16, 2012	333,333	-
479,500	2.30	-	May 31, 2012	479,500	-
5,000	2.58	-	January 9, 2013	5,000	-
1,515,000	2.00	-	April 3, 2013	1,515,000	-
12,500	1.55	625	May 21, 2013	12,500	625
125,000	2.02	-	July 17, 2013	125,000	-
1,279,500	1.55	63,975	September 17, 2013	1,279,500	63,975
50,000	1.07	26,500	January 26, 2014	50,000	26,500
1,730,000	1.32	484,400	February 12, 2014	1,730,000	484,400
11,901,800		1,807,114		11,735,133	1,807,114

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

8.           COMMON STOCK (cont'd…)

             Stock options (cont'd…)

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$1.60 per share as of March 31, 2009, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of March 31, 2009 was 6,469,300. The total intrinsic value of options exercised during the three months ended March 31, 2009 was $Nil (March 31, 2008 -$622,200).

The following table summarizes information regarding the non-vested stock purchase options outstanding as of March 31, 2009.

	Number of Options	Weight Average Grant-Date Fair Value (C$)

Non-vested options at December 31, 2007	433,333	1.43
Granted	-	-
Vested	(266,666)	1.43
Cancellation/forfeited	-	-
Non-vested options at December 31, 2008	166,667	1.43
Granted	-	-
Vested	-	-
Cancellation/forfeited	-	-
Non-vested options at March 31, 2009	166,667	1.43

             Stock-based compensation

The fair value of stock options granted during the three months ended March 31, 2009 was $1,250,242 (March 31, 2008 - $8,761) which is typically being recognized over the options vesting periods.  The stock-based compensation recognized during the three months ended March 31, 2009 was $1,301,221 (March 31, 2008 - $49,868) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Cumulative to March 31, 2009

Consulting fees	$-	$-	$1,794,562
Legal	-	-	287,931
Management fees	1,075,289	41,543	7,175,103
Mineral property interests	160,271	-	2,733,684
Office and administration	21,891	8,986	1,939,291
Stockholder communications and investor relations	43,770	(661)	843,848
	$1,301,221	$49,868	$14,774,420

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

8.           COMMON STOCK (cont'd…)

             Stock-based compensation (cont'd…)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Risk-free interest rate	1.95%	3.53%
Expected life of options (years)	5.0	5.0
Annualized volatility	81%	86%
Dividend rate	0.00%	0.00%

9.           RELATED PARTY TRANSACTIONS

The Company did not enter into any transactions with related parties during the three months ended March 31, 2009.

The Company entered into the following transactions with related parties during the period ended March 31, 2008:

a)  Paid or accrued management fees of $20,484 to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

10.         SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	March 31, 2009	December 31, 2008

Identifiable assets
Canada	$42,963,610	$46,880,341
Mongolia	656,558	540,508
USA	237,662	217,554
China	356,994	467,065
	$44,214,824	$48,105,468

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Loss for the year
Canada	$(1,690,288)	$(949,336)
Mongolia	(1,298,725)	(355,377)
USA	(586,759)	(547,715)
China	(139,947)	(126,218)
	$(3,715,719)	$(1,978,646)

11.         FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

11.         FINANCIAL INSTRUMENTS (cont'd…)

The Company adopted SFAS No. 157, Fair Value Measurements, on January 1, 2008. SFAS No. 157 applies to all financial instruments being measured and reported on a fair value basis. In February 2008, the FASB issued a staff position that delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision SFAS No. 157 with respect to its financial assets and liabilities only.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 - Quoted prices in active markets for similar assets that are observable.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2009, the Company had one Level 3 financial instrument with a fair value of $1,292,008. (Note 4)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning Balance, January 1, 2008	$3,032,751
Total unrealized losses	(1,334,160)
Total foreign exchange (loss)	(369,023)
Ending Balance, December 31, 2008	1,329,568
Total foreign exchange (loss)	(37,560)
Ending Balance, March 31, 2009	$1,292,008

Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this statement.

12.         SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three months ended March 31, 2009 consisted of the issuance of 20,000 common shares (March 31, 2008 - 10,000) in payment of mineral property interests in the amount of $22,515 (March 31, 2008 - $20,066) (Note 8).

Cash and cash equivalents consisted of cash of $2,499,860 (March 31, 2008 - $1,207,773) and short-term investments of $38,524,554 (March 31, 2008 - $62,232,091).

13.         COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2009	$93,538
2010	73,833
2011	29,911
$197,282

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(Expressed in United States dollars)

14.         SUBSEQUENT EVENTS

Subsequent to March 31, 2009, the Company:

a)	cancelled 28,000 options on April 5, 2009 that expired without exercise,

b)	issued 50,000 common shares for proceeds of C$57,500 on the exercise of stock options.